As filed with the Securities and Exchange Commission on February 18, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of February 2003

                         Commission file number: 0-30524

                        Industriforvaltnings AB Kinnevik
             (Exact name of Registrant as specified in its charter)

                   Kinnevik Industrial Management Corporation
                 (Translation of Registrant's name into English)

                                     SWEDEN
                 (Jurisdiction of incorporation or organization)

               Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F ...X...       Form 40-F ......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes ......              No ...X...

                    [INDUSTRIFORVALTNINGS AB KINNEVIK LOGO]

Skeppsbron 18                                          (Publ) Org nr 556001-9035
Box 2094, 10313 Stockholm                                     Sate Fagersta
Tel 08-562 000 00                                            Fax 08-20 37 74



PRESS RELEASE                                                    14th March 2003


            KINNEVIK SELLS CIS'S DEBT COLLECTION BUSINESS TO TRANSCOM


Industriforvaltnings AB Kinnevik, today announced that it has sold CIS's debt collection business to Transcom WorldWide S.A., the European CRM specialist.

Transcom is paying SEK 180 million for CIS's (Credit International Services AB) debt collection business, of which 25% is to be paid in Transcom shares and 75% in cash. The number of Transcom shares to be issued to Kinnevik is to be determined on the basis of the average transaction price for the Transcom A and B shares between 10th March 2003 and 21st March 2003 inclusive. The cash element is to be paid in installments with the final payment to be made by 30th September 2003. The valuation of CIS's debt collection business was made by two unrelated leading consultancies and their conclusions were presented to the independent members of the Kinnevik Board of Directors.

Kinnevik will book a capital gain of approximately SEK 150 million on the disposal of CIS's debt collection business.

Kinnevik has a history of successfully nurturing and developing businesses, which are then spun off to its shareholders. CIS's debt collection business has progressed well, but is not of sufficient size to be considered for demerger and separate listing. However, the business fit with former Kinnevik subsidiary Transcom is excellent. As CIS shares facilities at several of Transcom's sites there is substantial scope for synergies to be realized. For Transcom this also presents an opportunity to steadily develop debt collection services throughout Europe, using its existing infrastructure and resources.

Vigo Carlund, CEO of Kinnevik, commented: "Kinnevik has again demonstrated its ability to deliver value for its shareholders from organically developed businesses, whilst this acquisition provides Transcom with the opportunity to grow the CIS debt collection business."

For further information, please contact:
Vigo Carlund, CEO, Industriforvaltnings AB Kinnevik        tel: +46 8 562 000 00
Investor and Press relations                               tel: +44 207 321 5010

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INDUSTRIFORVALTNINGS AB KINNEVIK



Date:  March 14, 2003

                                            By /s/ Vigo Carlund
                                               ---------------------------------
                                               Name:  Vigo Carlund
                                               Title: Chief Executive Officer